FOLEY FOLEY & LARDNER LLP	777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX FOLEY.COM WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com

June 7, 2024

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:	Annual Reports – Parnassus Funds and Parnassus Income Funds

Ladies and Gentlemen:

On behalf of our clients, Parnassus Funds and Parnassus Income Funds (collectively, the “Trusts”), and their series (collectively, the “Funds”), we are writing in response to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Funds’ annual reports and related filings (collectively, the “Filings”).  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Funds’ responses (in regular type).

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297‑5596.

1. Item B.14., “Provision of Financial Support,” of the Annual Report for Registered Investment Companies on Form N-CEN (the “Form N-CEN Report”) of Parnassus Income Funds checks the box “No” to indicate that there is no financial support provided.  But Item G.1a., “Attachments,” checks box ii to indicate that the report provides information about the provision of financial support, without providing any such information.  Please confirm that the answer is “No,” meaning that Item B.14. is not applicable.  And, in the future, please ensure that Item G.1a.ii is only checked if Item B.14 is applicable, with the required disclosure being provided in such filing.

Response:  The Funds confirm that Item B.14 is not applicable.  In the future, the Funds will ensure that Item G.1a.ii is only checked if Item B.14 is applicable, and, if applicable, will provide the required disclosure.

2. The Trusts’ Form N-CEN Reports include the annual audit reports in addition to the required independent public accountant’s reports on internal control.  Only the internal control reports are required to be filed.

Response:  In the future filings, the Funds will only file the internal control reports.

3. The Trusts filed amendments to the Form N-CEN Reports for the fiscal year ended December 31, 2022, on October 5, 2023.  Why were amendments filed?  In the future, please include a comment that provides the reason for filing the amendments.

Response:  The amendments to the Form N-CEN Reports for the fiscal year ended December 31, 2022, were made to update average net assets to reflect each Fund’s aggregate average net assets (previously, they reflected the average net assets of each Fund’s largest share class).  In the future, the Funds will include a comment that provides the reason for the filing of any amendment.

AUSTIN  |  BOSTON  |  BRUSSELS  |  CHICAGO  |  DALLAS  |  DENVER  |  DETROIT  |  HOUSTON  |  JACKSONVILLE  |  LOS ANGELES | MADISON  |  MEXICO CITY  |  MIAMI  |  MILWAUKEE  |  NEW YORK  |  ORLANDO  |  SACRAMENTO  |  SALT LAKE CITY  |  SAN DIEGO | SAN FRANCISCO  |  SILICON VALLEY  |  TALLAHASSEE  |  TAMPA  |  TOKYO  |  WASHINGTON, D.C.

FOLEY FOLEY & LARDNER LLP	June 7, 2024 Page 2

 4. The Form N-CEN Reports for the Parnassus Mid Cap Fund and the Parnassus Growth Equity Fund report in Item C.8 that neither Fund had an expense limitation arrangement in place during the reporting period, but each did have such an arrangement in place during the reporting period.  In the future, please ensure that Item C.8 correctly reflects the expense limitation arrangements that are in place during the reporting period.

Response:  In the future, the Funds will ensure that Item C.8 correctly reflects the expense limitation arrangements that are in place during the reporting period.

5. Item 4.(d) of the certifications attached to the Funds’ Certified Shareholder Reports of Registered Management Investment Companies on Form N-CSR (the “N-CSR Reports”) for the period ended December 31, 2023 references any change that occurred “during the registrant’s most recent fiscal year” instead of any change that occurred “during the period covered by this report.”  Please file an amendment to update this language and ensure that the most current Form N-CSR is used going forward.

Response:  The Funds will file an amendment to update the requested language and will ensure that most current Form N-CSR is used for future filings.

6. On the signature page to the N-CSR Reports include a reference to the titles “Principal Executive Officer” and “Principal Financial Officer.”

Response:  In the future, the Funds will include a reference to the titles “Principal Executive Officer” and “Principal Financial Officer” on the signature pages to the N-CSR Reports.

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Please call the undersigned at (414) 297‑5596 should you have any questions regarding this filing.

Sincerely, /s/ Peter D. Fetzer Peter D. Fetzer